                                                                      EXHIBIT 12

                       STATEMENT RE COMPUTATION OF RATIOS

     The tables below set out the calculation of the ratio of combined earnings to fixed charges (net interest expense) for AerCo Limited or its predecessor entity for the periods shown.

            RATIO OF COMBINED EARNINGS TO FIXED CHARGES -- U.K. GAAP

                                                ALPS 94-1                                            AERCO
                             -----------------------------------------------   --------------------------------------------------
                                                               PERIOD FROM       PERIOD FROM
                              YEAR ENDED      YEAR ENDED     JULY 1, 1998 TO   JULY 15, 1998 TO     YEAR ENDED       YEAR ENDED
                             JUNE 30, 1997   JUNE 30, 1998    JULY 14, 1998     MARCH 31, 1999    MARCH 31, 2000   MARCH 31, 2001
                             -------------   -------------   ---------------   ----------------   --------------   --------------
                                 $'000           $'000            $'000             $'000             $'000            $'000
COMBINED EARNINGS
Pretax (loss)/income.......     (41,845)        (32,522)         (1,277)           (15,073)          (48,788)         (60,221)
Fixed charges..............      71,037          69,785           2,757             54,108            78,818          137,942
                                -------         -------          ------            -------           -------          -------
                                 29,192          37,263           1,480             39,035            30,030           77,721
                                =======         =======          ======            =======           =======          =======
FIXED CHARGES
Net Interest Expense.......      71,037          69,785           2,757             54,108            78,818          137,942
Combined Earnings/Fixed
  Charges..................       0.411           0.534           0.537              0.721             0.381            0.563

            RATIO OF COMBINED EARNINGS TO FIXED CHARGES -- U.S. GAAP

                                                ALPS 94-1                                            AERCO
                             -----------------------------------------------   --------------------------------------------------
                                                               PERIOD FROM       PERIOD FROM
                              YEAR ENDED      YEAR ENDED     JULY 1, 1998 TO   JULY 15, 1998 TO     YEAR ENDED       YEAR ENDED
                             JUNE 30, 1997   JUNE 30, 1998    JULY 14, 1998     MARCH 31, 1999    MARCH 31, 2000   MARCH 31, 2001
                             -------------   -------------   ---------------   ----------------   --------------   --------------
                                 $'000           $'000            $'000             $'000             $'000            $'000
COMBINED EARNINGS
Pretax (loss)/income.......      (1,737)        (20,775)          5,973             19,795           (31,184)         (47,453)
Fixed charges..............      71,037          69,785           2,757             54,108            78,818          137,942
                                -------         -------          ------            -------           -------          -------
                                 69,300          49,010           8,730             73,903            47,634           90,489
                                =======         =======          ======            =======           =======          =======
FIXED CHARGES
Net Interest Expense.......      71,037          69,785           2,757             54,108            78,818          137,942
Combined Earnings/Fixed
  Charges..................       0.976           0.702           3.166              1.366             0.604            0.656

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